Final Term Sheet

Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

October 5, 2021 and the Prospectus dated April 29, 2021

Registration Nos. 333-255622 and 333-255622-01

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

Fully and unconditionally guaranteed by American Campus Communities, Inc.

$400 million 2.250% Senior Notes due 2029

Issuer:	American Campus Communities Operating Partnership LP

Guarantor:	American Campus Communities, Inc.

Expected Ratings[1]:	Baa2 by Moody’s Investors Service (Stable outlook) and BBB by Standard & Poor’s Ratings Services (Negative outlook)

Form of Offering:	SEC Registered

Aggregate Principal Amount:	$400 million

Trade Date:	October 5, 2021

Settlement Date:	October 7, 2021 (T+2)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022 (short first coupon)

Stated Maturity Date:	January 15, 2029

Coupon:	2.250% per annum

Public Offering Price:	99.928% of the principal amount, plus accrued and unpaid interest, if any from October 7, 2021

Yield to Maturity:	2.261%

Benchmark Treasury:	1.250% due September 30, 2028

Benchmark Treasury Price / Yield:	99-19 / 1.311%

[1]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

Spread to Benchmark Treasury:	T+95 basis points

Net Proceeds (before expenses):	$397,212,000

Optional Redemption:	The redemption price for notes that are redeemed prior to November 15, 2028 (two months prior to the Stated Maturity Date of the notes) will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due if such notes matured on November 15, 2028 (except that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of unpaid interest accrued thereon to, but not including, such redemption date), discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.

The redemption price for notes that are redeemed on or after November 15, 2028 will be equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the date of redemption.

CUSIP / ISIN:	024836AH1/US024836AH19

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc..
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Capital One Securities, Inc.
KeyBanc Capital Markets Inc.
Piper Sandler & Co.
Regions Securities LLC

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or the United Kingdom.

American Campus Communities, Inc. and the issuer have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that American Campus Communities, Inc. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about American Campus Communities, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, American Campus Communities, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting BofA Securities, Inc., toll free at 1-800-294-1322; and Wells Fargo Securities, LLC, toll free at 1-800-645-3751.